

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2020

Edward McGowan
Chief Financial Officer
Akamai Technologies Inc
145 Broadway
Cambridge, Massachusetts 02142

      Re: Akamai Technologies Inc
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed February 28, 2020
          File No. 0-27275

Dear Mr. McGowan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Financial Statements and Supplementary Data
2. Summary of Significant Accounting Policies
Cost of Revenue, page 58

1.   Please tell us the GAAP guidance you applied that did not result in the culmination of the earnings process in situations where certain ISPs provide you rack space and access to their bandwidth at a discount or no cost in return for use of your servers.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services